9, Quai Marcel Dassault, BP 310 92156 Suresnes Cedex, France www.3ds.com

Monday 13 November 2006

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dassault Systemes, S.A. Form 20-F for Fiscal Year Ended December 31, 2005 Filed June 29, 2006 File No. 000-28578

Dear Ms. Jacobs:

We have received your letter dated October 31, 2006. Your letter notes that Dassault Aviation’s websites indicate that it may have Middle East maintenance and service operations located in Iran, and that we provide software licenses to Dassault Aviation.

Dassault Aviation and we are under common control by Groupe Industriel Marcel Dassault, our 44% shareholder. We license our products to Dassault Aviation and certain of its subsidiaries, using commercial terms consistent with those used by our other customers of similar size. The two companies operate independently of each other. Upon receipt of your letter, however, we did contact them to inquire about your statement, and they informed us that a maintenance center in Iran repairs Dassault Aviation-manufactured planes, but that they neither own any shares in the capital of, nor control in any manner, this maintenance center. They also confirmed that they have not re-exported our software to Iran, including to this maintenance center.

Your letter also inquires whether we made sales or have contacts with Iran. Our policy is not to sell our products to Iran, and we have not made any direct sales or, to the best of our knowledge, any indirect sales in Iran.

Sincerely yours,
/s/ Bernard Charlès

Bernard Charlès
President and Chief Executive Officer